Exhibit 3.1

CERTIFICATE OF AMENDMENT OF AMENDED

AND RESTATED CERTIFICATE OF INCORPORATION OF SEMILEDS CORPORATION

The undersigned, Trung Tri Doan, hereby certifies that:

1.          He is the duly elected and acting Chief Executive Officer of SemiLEDs Corporation, a Delaware corporation.

2.          The Certificate of Incorporation of this corporation was originally filed with the Delaware Secretary of State on January 4, 2005.

3.          Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Restated Certificate of Incorporation amends Article IV of this corporation’s Certificate of Incorporation to read to add the following sentences to the end thereof:

“Effective as of the close of business on April 15, 2016, each 10 shares of the issued and outstanding shares of Common Stock of this corporation shall thereby and thereupon automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock of this corporation (the “Reverse Stock Split”). No scrip or fractional shares will be issued by reason of the Reverse Stock Split. In lieu thereof, cash shall be distributed to each stockholder of the Company who would otherwise have been entitled to receipt of a fractional share and the amount of cash to be distributed shall be based upon the average closing price of a share of Common Stock on The NASDAQ Capital Market or other primary trading market for the Common Stock for the five trading days immediately preceding the effective date of this Certificate of Amendment.”

4.          The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Executed April 15, 2016.

/s/ Trung Tri Doan
Trung Tri Doan
Chief Executive Officer